Prospectus	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130609

THE SCO GROUP, INC.

2,852,449 Shares of Common Stock

This prospectus relates to the sale, transfer or distribution of up to 2,852,449 shares of the common stock, par value $0.001 per share, of The SCO Group, Inc. by the selling stockholders described herein.  The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders.

Our common stock is quoted on The Nasdaq Capital Market under the trading symbol “SCOX.”  On April 27, 2006, the last price for our common stock, as reported by The Nasdaq Capital Market, was $4.86.

The shares of common stock offered or sold under this prospectus involve a high degree of risk.  You should carefully consider the risk factors beginning on page 3 of this prospectus before purchasing any of the shares of common stock offered under this prospectus.

The shares of common stock may be sold through broker-dealers or in privately negotiated transactions in which commissions and other fees may be charged.  These fees, if any, will be paid by the selling stockholders.  The SCO Group, Inc. has no agreement with a broker-dealer with respect to these shares and is unable to estimate the commissions that may be paid in any given transaction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is May 25, 2006.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

RISK FACTORS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

USE OF PROCEEDS

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION

DESCRIPTION OF CAPITAL STOCK

LEGAL MATTERS

EXPERTS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

MATERIAL CHANGES

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information contained in this prospectus.  We have not, and the selling stockholders have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

As used in this prospectus, “SCO” and “OpenServer” are trademarks or registered trademarks of our company in the United States and other countries. “UNIX” and “UnixWare” are registered trademarks of The Open Group in the United States and other countries. All other brand or product names are or may be trademarks of, and are used to identify the products and services of, their respective owners. Unless the context otherwise requires, when used herein, “the Company,” “SCO,” “us,” “we,” “ours,” and similar terms refer to The SCO Group, Inc. and our operating subsidiaries.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock.  You should read the entire prospectus, including the risks discussed under the caption “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, for important information regarding our company and our common stock before making the decision to invest.

THE SCO GROUP, INC.

UNIX Business

Our UNIX business serves the needs of small-to-medium sized businesses, including replicated site franchisees of Fortune 1000 companies, by providing reliable, cost effective UNIX operating systems and software products to power computers running on Intel architecture.  Our largest source of UNIX business revenue is derived from existing customers through our worldwide, indirect, leveraged channel of partners which includes distributors and independent solution providers.  We have operations in a number of countries that provide support and services to customers and resellers.

The other principal channel for selling and marketing our UNIX products is through existing customers that have a large number of replicated sites or franchisees.  We access these companies through their information technology or purchasing departments with our area sales managers in the United States and through our reseller channel in countries outside the United States.  In addition, we also sell our operating system products to original equipment manufacturers.

Our sales of UNIX products and services during the last several fiscal years have been primarily to pre-existing UNIX customers and not newly acquired customers.  Our UNIX business revenue depends significantly on our ability to market and sell our products to existing customers and to generate upgrades from existing customers.

SCOsource Business

During the year ended October 31, 2003, we became aware that our UNIX code and derivative works had been inappropriately included by others in the Linux operating system.  We believe the inclusion of our UNIX code and derivative works in Linux has been a contributor to the decline in our UNIX business because users of Linux generally do not pay for the operating system itself, but pay for services and maintenance.  The Linux operating system competes directly with our OpenServer and UnixWare products and has taken significant market share from these products.

In an effort to protect our UNIX intellectual property, we initiated our SCOsource business.  The initiatives of this business include defending our UNIX intellectual property, seeking to enter into license agreements with UNIX vendors and offering SCOsource IP agreements to Linux and other end users allowing them to continue to use our UNIX source code and derivative works found in Linux.  We believe that our SCOsource revenue opportunities have been adversely impacted by our outstanding dispute with Novell over our UNIX copyright ownership, which may have caused many potential customers to delay or forego licensing until an outcome in this legal matter has been reached.

In addition to our other SCOsource initiatives, in March 2003, we filed a complaint against International Business Machines Corporation, alleging, in part, that IBM had breached its license agreement with us by, among other things, inappropriately contributing UNIX source code and derivative works to the open source community and seeking to use its knowledge and methods related to UNIX source code and derivative works and modifications licensed to it to decrease the value of the UNIX operating system in favor of promoting the Linux operating system, of which it has been a major backer. Based on these alleged breaches, we delivered to IBM notice of termination of our license agreement with IBM that permitted IBM’s use of our UNIX source code in developing its AIX operating system.  Based on similar violations, we also sent termination letters to Sequent Computer Systems, Inc. and Silicon Graphics, Inc.  We have also commenced litigation against Novell and others to protect our intellectual property and contractual rights.

The Offering

Common stock offered by the selling stockholders	2,852,449 shares

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Nasdaq Capital Market symbol	SCOX

RISK FACTORS

An investment in our common stock involves significant risks.  You should read and analyze these risk factors carefully before deciding whether to invest in our company.  The following is a description of what we consider our key challenges and risks.

We do not have a history of profitable operations.

Our year ended October 31, 2003 was the first full year we were profitable in our operating history.  Our profitability for the year ended October 31, 2003 resulted primarily from our SCOsource business.  For the years ended October 31, 2005 and 2004, we incurred net losses applicable to common stockholders of $10,726,000 and $16,227,000, respectively, and for the three months ended January 31, 2006 we incurred a net loss of $4,581,000.  As of January 31, 2006, our accumulated deficit was $239,523,000.

If our revenue from the sale of our UNIX products and services continues to decline, we will need to further reduce operating expenses to generate positive cash flow. We may not be able to further reduce operating expenses without damaging our ability to support our existing UNIX business. Additionally, we may not be able to achieve profitability through additional cost-cutting actions.

Our UNIX products and services revenue has declined over the last several years primarily as a result of continued competition from alternative operating systems, particularly Linux. In our results of operations, we recognize revenue from agreements for support and maintenance contracts and other long-term contracts that have been previously invoiced and are included in deferred revenue. Our future UNIX revenue may be adversely impacted and may continue to decline if we are unable to replenish these deferred revenue balances with long-term maintenance and support contracts or replace them with other sustainable revenue streams. If we are unable to generate positive cash flow and profitable operations, our business will be adversely impacted.

We may not prevail in our SCO Litigation, which may adversely affect our ability to continue in business.

We continue to pursue the SCO Litigation and believe in the merits of our cases.  In our action against IBM, we seek damages for claims generally relating to our allegation that IBM has inappropriately used and distributed our UNIX source code and derivative works in connection with its efforts to promote the Linux operating system.  IBM has responded to our claims and brought counterclaims against us asserting generally that we do not have the right to assert claims based on our ownership of UNIX intellectual property against IBM or others in the Linux market.  Discovery is continuing in the case.  If we do not prevail in our action against IBM, or if IBM is successful in its counterclaims against us, our business and results of operations would be materially harmed and we may not be able to continue in business.  The litigation with IBM and others will be costly, and our costs for legal fees and related expenses have been and will continue to be substantial and may exceed our capital resources.  Additionally, the market price of our common stock may be negatively affected as a result of developments in our legal action against IBM that may be, or may be perceived to be, adverse to us.

As a result of the SCO Litigation, participants in the Linux marketplace and others affiliated with IBM or sympathetic to the Linux movement have taken actions attempting to negatively affect our business and our SCOsource efforts.  Linux proponents have taken a broad range of actions against us, including, for example, attempting to influence participants in the markets in which we sell our products to reduce or eliminate the amount of our products and services they purchase from us.  We expect that similar efforts likely will continue.  There is a risk that additional participants in our marketplace will negatively view the SCO Litigation, and we may lose support from such participants.  Any of the foregoing could adversely affect our position in the marketplace, our results of operations, our stock price and our ability to stay in business.

As a response to our claim that our UNIX source code and derivative works have inappropriately been included in Linux, Novell has publicly asserted its belief that it owns certain copyrights in our UNIX source code, and it has filed 15 copyright applications with the United States Copyright Office related to UNIX.  Novell has claimed to have retained rights related to UNIX source code licenses, including the license with IBM.  Novell asserts it has the right to take action on behalf of SCO in connection with such licenses, including termination rights.  Novell has purported to veto our termination of the IBM, Sequent and SGI licenses.  We have asserted that we obtained the UNIX business, source code, claims and copyrights when we acquired the assets and operations of the server and professional services groups from The Santa Cruz Operation in May 2001, which had previously acquired all such assets and rights from Novell in 1995 pursuant to an asset purchase agreement, as amended.  In January 2004, in response to Novell’s actions, we brought suit against Novell for slander of title seeking relief for Novell’s alleged bad faith effort to interfere with our rights related to our UNIX source code and derivative works and our UnixWare products.  Novell twice unsuccessfully sought to have the case dismissed.

On July 29, 2005, Novell filed its Answer and Counterclaims against us, asserting counterclaims for our alleged breaches of the Asset Purchase Agreement between Novell and our predecessor-in-interest, The Santa Cruz Operation, Inc., for slander of title, restitution/unjust enrichment, an accounting related to Novell’s retained binary royalty stream, and for declaratory relief regarding Novell’s alleged rights under the Asset Purchase Agreement.  On or about December 30, 2005, we filed a motion for leave to amend our complaint to assert additional claims against Novell, including copyright infringement, unfair competition and a breach of Novell’s limited license to use our UNIX source code.  Novell did not oppose our motion so our Second Amended Complaint has been filed.  On or about April 10, 2006, Novell filed a motion to stay the case in Utah pending a Request for Arbitration that Novell filed on the same date in the International Court of Arbitration in France.  Through these proceedings Novell claims that we granted Novell the rights to use our intellectual property through our participation in the United Linux initiative in 2002.  Through its acquisition of SUSE Linux, GmbH, Novell claims it acquired all rights SUSE had as a member of United Linux.  We will respond to Novell’s motion and request in due course.

Notwithstanding our assertions of full ownership of critical UNIX-related intellectual property rights, as set forth above, including copyrights, and even if we are successful in our legal action against Novell and end users such as AutoZone and DaimlerChrysler, the efforts of Novell and the other Linux proponents described above may cause further damage to our business including our ability to monetize our UNIX assets.  These efforts of Linux proponents also may increase the negative view some participants in our marketplace have regarding our SCO Litigation and may contribute to creating confusion in the marketplace about the validity of our claim that the unauthorized use of our UNIX source code and derivative works in Linux violates our contracts and copyrights.  Increased negative perception and potential confusion about our claims in our marketplace could impede our continued pursuit of the SCO Litigation and negatively impact our business.  For example, we believe that our decrease in SCOsource revenue has been, in part, attributable to Novell’s claim of UNIX copyright ownership, which may have caused potential customers to delay or forego licensing until an outcome in this legal matter has been reached.

We operate in a highly competitive market and face significant competition from a variety of current and potential sources; many of our current and potential competitors have greater financial and technical resources than we do; thus, we may fail to compete effectively.

In the operating system market, our competitors include IBM, Red Hat, Novell, Hewlett Packard, Sun, Microsoft and other Linux distributors.  These and other competitors are aggressively pursuing the current UNIX operating system market. Many of these competitors have access to substantially greater resources than we do.  The major competitive alternative to our UNIX products is Linux.  The expansion of our competitors’ offerings may restrict the overall market available for our UNIX products, including some markets where we have been successful in the past.

Our future success may depend in part on our ability to continue to meet the increasing needs of our customers by supporting existing and emerging technologies.  If we do not enhance our products to meet these evolving needs, we may not remain competitive and be able to sustain or grow our business. Additionally, because technological advancement in the UNIX operating system market and alternative operating system markets is progressing at an advanced pace, we will have to develop and introduce enhancements to our existing products and any new products on a timely basis to keep pace with these developments, evolving industry standards and changing customer requirements.  Our failure to meet any of these and other competitive pressures may render our existing products and services obsolete, which would have an adverse impact on our revenue and operations.

The success of our UNIX business will depend on the level of commitment and certification we receive from industry partners and developers.  In recent years, we have seen hardware and software vendors as well as software developers turn their certification and application development efforts toward Linux and elect not to continue to support or certify to our UNIX operating system products.  If this trend continues, our competitive position will be adversely impacted and our future revenue from our UNIX business will decline.  The decline in our UNIX business may be accelerated if industry partners withdraw their support from us for any reason, including our SCO Litigation.

If the market for UNIX continues to contract, our business will be harmed.

Our revenue from the sale of UNIX products has declined over the last several years.  This decrease in revenue has been attributable primarily to increased competition from other operating systems, particularly Linux.  Our sales of UNIX products and services are primarily to existing customers. If the demand for UNIX products continues to decline, and we are unable to develop UNIX products and services that successfully address a market demand, our UNIX revenue will continue to decline, industry participants may not certify to our operating system and products, we may not be able to attract new customers or retain existing customers and our business and results of operations will be adversely affected.  Because of the long adoption cycle for operating system purchases and the long sales cycle of our operating system products, we may not be able to reverse these revenue declines quickly.

We may lose the support of industry partners leading to an accelerated decline in our UNIX products and services revenue.

The decline in our UNIX business and our SCO Litigation may cause industry partners, developers and hardware and software vendors to choose not to support or certify to our UNIX operating system products.  This would lead to an accelerated decline in our UNIX products and services revenue and would adversely impact our results of operations and liquidity.

Our claims relating to our UNIX intellectual property may subject us to additional legal proceedings.

In August 2003, Red Hat brought a lawsuit against us asserting that the Linux operating system does not infringe on our UNIX intellectual property rights and seeking a declaratory judgment for non-infringement of copyrights and no misappropriation of trade secrets.  In addition, Red Hat claims we have engaged in false advertising in violation of the Lanham Act, deceptive trade practices, unfair competition, tortious interference with prospective business opportunities, and trade libel and disparagement.  Although this case is currently stayed pending the resolution of our suit against IBM, we intend to vigorously defend this action.  However, if Red Hat is successful in its claim against us, our business and results of operations could be materially harmed.

In addition, regulators or others in the Linux market and some foreign regulators have initiated or in the future may initiate legal actions against us, all of which may negatively impact our operations and future operating performance.

We rely on our indirect sales channel for distribution of our products, and any disruption of our channel at any level could adversely affect the sales of our products.

We have a two-tiered distribution channel.  The relationships we have developed with resellers allow us to offer our products and services to a much larger customer base than we would otherwise be able to reach through our own direct sales and marketing efforts.  Some solution providers also purchase solutions through our resellers, and we anticipate they will continue to do so.  Because we usually sell indirectly through resellers, we cannot control the relationships through which resellers, solution providers or equipment integrators purchase our products.  In turn, we do not control the presentation of our products to end users.  Therefore, our sales could be affected by disruptions in the relationships between us and our resellers, between our resellers and solution providers, or between solution providers and end users.  Also, resellers and solution providers may choose not to emphasize our products to their customers.  Any of these occurrences could diminish the effectiveness of our distribution channel and lead to decreased sales.

Our future SCOsource licensing revenue is uncertain.

We initiated the SCOsource licensing effort in the year ended October 31, 2003 to review the status of UNIX licensing and sublicensing agreements.  This effort resulted in the execution of two significant vendor license agreements and generated $25,846,000 in revenue during the year ended October 31, 2003.  During the years ended October 31, 2004 and 2005, our SCOsource licensing revenue declined to only $829,000 and $166,000, respectively, and during the three months ended January 31, 2006, our SCOsource licensing revenue was $30,000.  Because of a lack of historical experience and the uncertainties related to SCOsource licensing revenue, we are unable to estimate the amount and timing of future SCOsource licensing revenue, if any.  If we do receive revenue from this source, it may be sporadic and fluctuate from quarter to quarter.  Additionally, the success of these initiatives may depend on the strength of our intellectual property rights and contractual claims regarding UNIX, including the strength of our claim that unauthorized UNIX source code and derivative works are prevalent in Linux.

Fluctuations in our operating results or the failure of our operating results to meet the expectations of public market analysts and investors may negatively impact our stock price.

Fluctuations in our operating results or our failure to meet the expectations of analysts or investors, even in the short-term, could cause our stock price to decline significantly.  Because of the potential for significant fluctuations in our

SCOsource licensing revenue in any particular period, you should not rely on comparisons of our results of operations as an indication of future performance.

Factors that may affect our results include:

•                  our ability to successfully negotiate and complete licensing and other agreements related to our intellectual property;

•                  the interest level of resellers in recommending our UNIX business solutions to end users and the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;

•                  the activities of short sellers;

•                  changes in general economic conditions, such as recessions, that could affect capital expenditures in the software industry;

•                  results of, or developments in, our SCO Litigation;

•                  changes in business attitudes toward UNIX as a viable operating system compared to other competing systems, especially Linux;

•                  the contingency and other legal fees we may pay to the law firms representing us in our efforts to establish and defend our intellectual property rights; and

•                  changes in attitudes of customers and partners due to the decline in our UNIX business and our aggressive position against the inclusion of our UNIX code and derivative works in Linux.

We also experience fluctuations in operating results in interim periods in Europe and the Asia Pacific regions due to seasonal slowdowns and economic conditions in these areas.  Seasonal slowdowns in these regions typically occur during the summer months.

As a result of the factors listed above and elsewhere, it is possible that our results of operations may be below the expectations of public market analysts and investors in any particular period.  This could cause our stock price to decline. If revenue falls below our expectations, and we are unable to quickly reduce our spending in response, our operating results will be lower than expected. Our stock price may fall in response to these events.

Our foreign-based operations and sales create special problems, including the imposition of governmental controls and taxes and fluctuations in currency exchange rates that could hurt our results.

We have foreign operations, including development facilities, sales personnel and customer support operations in Europe, Latin America and Asia. These foreign operations are subject to certain inherent risks, including:

•                  potential loss of developed technology through piracy, misappropriation, or more lenient laws regarding intellectual property protection;

•                  imposition of governmental controls, including trade restrictions and other tax requirements;

•                  fluctuations in currency exchange rates and economic instability;

•                  longer payment cycles for sales in foreign countries; and

•                  seasonal reductions in business activity.

In addition, certain of our operating expenses are denominated in local currencies, creating risk of foreign currency translation losses that could harm our financial results and cash flows.  When we generate profits in foreign countries, our effective income tax rate is increased.

During the three months ended April 30, 2004, our Indian office was assessed withholding taxes by the Government of India Income Tax Department.  The Tax Department assessed a 15 percent withholding tax on certain revenue transactions in India that the Tax Department deemed royalty revenue under the Income Tax Act. We have filed an appeal with the Tax Department and believe that revenue from our packaged software does not qualify for royalty treatment and therefore would not be subject to withholding tax.  However, we may be unsuccessful in our appeal against the Tax Department and be obligated to pay the assessed taxable amounts.  Because of our international operations, we may be subject to additional withholding or other taxes from other international jurisdictions.

If we are unable to retain key personnel in an intensely competitive environment, our operations could be adversely affected.

We need to retain our key management, technical and support personnel.  Competition for qualified professionals in the software industry is intense, and departures of existing personnel could be disruptive to our business and might result in the departure of other employees.  The loss or departure of any officers or key employees could harm our ability to implement our business plan and could adversely affect our operations.  Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Darl C. McBride, our President and Chief Executive Officer.

Our engagement agreement with the law firms representing us in the SCO Litigation requires us to pay for expert, consulting and other costs, which could harm our liquidity position if these costs are higher than anticipated.

As of January 31, 2006, we had a total of $19,214,000 in cash and cash equivalents and available-for-sale marketable securities and an additional $1,758,000 of restricted cash to be used to pursue the SCO Litigation.  Since October 31, 2004, we have spent $3,242,000 for expert, consulting and other costs as agreed in the engagement agreement with our legal counsel in the SCO Litigation.  As we continue with discovery and other trial preparations during the year ending October 31, 2006, we believe that we will spend the $1,758,000 remaining in escrow and we may be required to place additional amounts into the escrow account, which could harm our liquidity position.

We have issued options under our equity compensation plans without complying with registration or qualification requirements under the securities laws of California, Georgia and possibly other states, and, as a result, we may incur rescission liability for such options and may face additional potential claims under state securities laws.

We have granted options under our 1999 Omnibus Stock Incentive Plan and 2002 Omnibus Stock Incentive Plan without complying with the registration or qualification requirements under the securities laws of California, Georgia and possibly other states.  We may face rescission liability to plan participants holding unexercised stock options in these states.  Additionally, regulatory authorities may require us to pay fines or they may impose other sanctions upon us, and we may face other claims by plan participants other than rescission claims.

Our stock price is volatile.

The trading price for our common stock has been volatile during the last several years and our share price has changed dramatically over short periods.  We believe that changes in our stock price are affected by the factors mentioned above under the caption entitled “Fluctuations in our operating results or the failure of our operating results to meet the expectations of public market analysts and investors may negatively impact our stock price” as well as from changing public perceptions concerning the strength of our intellectual property claims and other factors beyond our control.  Public perception can change quickly and without any change or development in our underlying business or litigation position.  An investment in our stock is subject to such volatility and, consequently, is subject to significant risk.

There are risks associated with the potential exercise of our outstanding options.

As of March 31, 2006, we have issued outstanding options to purchase up to approximately 4,632,000 shares of common stock with an average exercise price of $4.11 per share.  The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our efforts to raise future equity and debt funding, and the exercise of such rights will dilute the percentage ownership interest of our stockholders and may dilute the value of their ownership.  The possible future sale of shares issuable on the exercise of outstanding options could adversely affect the prevailing market price for our common stock.  Further, the holders of the outstanding stock options may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

Common stock available for resale may depress the market price of our common stock.

We have filed a post-effective amendment to a registration statement with the Securities and Exchange Commission (“SEC”), which has been declared effective, covering the potential resale by one of our shareholders of up to 923,019 shares of common stock, or 4.4% of our outstanding common stock.  In addition, the shares being registered under this registration statement, covering the potential resale by the selling stockholders of up to 2,852,449 shares of our common stock, represent 13.6% of our outstanding common stock.  The existence of a substantial number of shares of common stock subject to immediate resale could depress the market price for our common stock and impair our ability to raise needed capital.

Our stock price could decline further because of the activities of short sellers.

Our stock has attracted significant interest from short sellers.  The activities of short sellers could further reduce the price of our stock or inhibit increases in our stock price.

The right of our Board of Directors to authorize additional shares of preferred stock could adversely impact the rights of holders of our common stock.

Our Board of Directors currently has the right, with respect to the 5,000,000 shares of our preferred stock, to authorize the issuance of one or more additional series of our preferred stock with such voting, dividend and other rights as our directors determine.  The Board of Directors can designate new series of preferred stock without the approval of the holders of our common stock.  The rights of holders of our common stock may be adversely affected by the rights of any holders of additional shares of preferred stock that may be issued in the future, including without limitation, further dilution of the equity ownership percentage of our holders of common stock and their voting power if we issue preferred stock with voting rights.  Additionally, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock.

Our stockholder rights plan could make it more difficult for a hostile bid for our company or a change of control transaction to succeed at current market prices for our stock.

We have adopted a stockholder rights plan.  The power given to the Board of Directors by the stockholder rights plan may make it more difficult for a change of control of our company to occur or for our company to be acquired when the acquisition is opposed by our Board of Directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” “predict,” “continue,” “will” and “may” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management at the time they are made based on information currently available to management. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

The shares of common stock offered by this prospectus will be sold or distributed by the selling stockholders, and the selling stockholders will receive all of the proceeds from the sales of such shares by them.  We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders.  See “Selling Stockholders” and “Plan of Distribution” below.

SELLING STOCKHOLDERS

On November 29, 2005, we entered into a common stock purchase agreement with the selling stockholders set forth in the table below.  These investors were all stockholders of our company prior to their execution of the purchase agreement.  In addition, Darcy G. Mott, one of the selling stockholders, is one of our directors.  On November 30, 2005, pursuant to the terms of the purchase agreement, we issued to these purchasers an aggregate of 2,852,449 shares of our common stock, par value $0.001 per share, at a price of $3.50 per share to all of the purchasers except for Mr. Mott, who purchased 51,020 shares for $3.92 per share.  The closing of this offering occurred on November 30, 2005.

The following table sets forth the names of the selling stockholders, the number of shares of common stock known by us to be beneficially owned by the selling stockholders as of January 31, 2006 (based on the selling stockholders’ representations regarding their ownership) and the number of shares of common stock being registered for sale or distribution.  The term “selling stockholders” includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors.  We are unable to determine the exact number of shares that will actually be sold or distributed because the selling stockholders may sell or distribute all or some of the shares and because we are not aware of any agreements, arrangements or understandings with respect to the sale or distribution of any of the shares.  The following table assumes that the selling stockholders will sell or distribute all of the shares being offered for their account by this prospectus.  The shares offered by this prospectus may be offered from time to time by the selling stockholders.  The selling stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale or distribution.  The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale or distribution of shares.  The selling stockholders also may offer and sell, or distribute, less than the number of shares indicated.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Being Offered in the Offering	Number of Shares of Common Stock Beneficially Owned After the Offering(1)	Percentage of Outstanding Shares of Common Stock Owned After the Offering
Amtrust International Insurance (2)	531,836	242,857	288,979	1.4%
Chesapeake Partners Limited Partnership (3)	755,330	285,714	469,616	2.2%
Chesapeake Partners International Ltd. (3)	654,899	285,715	369,184	1.8%
Eton Park Fund, L.P. (4)	308,115	200,000	108,115	0.5%
Eton Park Master Fund, Ltd. (4)	572,214	371,429	200,785	1.0%
Glenhill Capital LP (5)	290,583	290,583	—	0.0%
Glenhill Capital Overseas Master Fund LP (5)	124,417	124,417	—	0.0%
Glenhill Concentrated Long Master Fund LLC (5)	285,000	285,000	—	0.0%
Guggenheim Portfolio Company VII LLC (6)	188,500	56,000	132,500	0.6%
Jet Capital Investors, L.P.(7)	1,181,379	285,714	895,665	4.3%
Scoggin Capital Management, L.P. II (6)	607,500	187,000	420,500	2.0%
Scoggin International Fund, Ltd (6)	607,500	187,000	420,500	2.0%
Darcy G. Mott	152,319	51,020	101,299	0.4%

(1)                                  Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock by the selling stockholders.

(2)                                  Mr. Jan Loeb, portfolio manager for this selling stockholder, has voting and/or investment control over the shares held by this selling stockholder.

(3)                                  Chesapeake Partners Management Co., Inc. is the General Partner of Chesapeake Partners Limited Partnership and the Investment Manager for Chesapeake Partners International Ltd.  Chesapeake Partners Management Co. Inc. is managed by Chesapeake Partners Management, LLC.  Mark Lerner is a member of Chesapeake Partners Management, LLC.  Mr. Lerner has voting and/or investment control over the shares held by this selling stockholder.

(4)                                  Eton Park Capital Management, L.P. is the investment manager for Eton Park Master Fund, Ltd. and Eton Park Fund, L.P.; Eton Park Capital Management, L.L.C. is the general partner of Eton Park Capital Management, L.P.; and Eric Mindich is the managing member of Eton Park Capital Management, L.L.C.  Mr. Mindich  has voting and/or investment control over the shares held by this selling stockholder.

(5)                                  The shares held by this selling stockholder are owned directly by Glenhill Capital LP, Glenhill Capital Overseas Master Fund LP and Glenhill Concentrated Long Master Fund LLC.  The shares are owned indirectly by GJK Capital Management LLC as General Partner of Glenhill Capital LP and Glenhill Concentrated Long Master Fund LLC, as well as, Glenhill Capital Overseas GP Ltd. as General Partner of Glenhill Capital Overseas Master Fund LP.  The Managing Member of GJK Capital Management LLC is Krevlin Advisor LLC and its Managing Member is Glenn Krevlin.  The sole Director of Glenhill Capital Overseas GP Ltd. is Glenn Krevlin.  Mr. Krevlin has voting and/or investment control over the shares held by this selling stockholder.  Mr. Krevlin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(6)                                  Messrs. Craig Effron and Curtis Schenker have voting and/or investment control over the shares held by this selling stockholder.

(7)                                  Mr. Matthew Mark, general partner of this selling stockholder, has voting and/or investment control over the shares held by this selling stockholder.  Mr. Alan Cooper has voting and/or investment power with regard to 1,168,426 of such shares.

This prospectus also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

We are not a party to any agreement, arrangement, or understanding regarding the sale of any of these shares, other than agreements requiring us to file and seek the effectiveness of the registration statement of which this prospectus forms a part, for the purpose of registering such shares for resale from time to time by the selling stockholders, and to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold pursuant to an exemption from registration.  Except as indicated in this prospectus, we are not aware of the selling stockholders having any position, office or other material relationship with us or our affiliates within the past three years other than as a result of the selling stockholders’ beneficial ownership of shares of our common stock.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees, transferees, donees and successors-in-interest may, from time to time, sell any or all of their shares on any stock exchange, market or trading facility on which our common stock is traded or in private transactions.  The selling stockholders will act independently in making decisions with respect to the timing, manner and size of each sale of the shares covered in this prospectus.  The selling stockholders may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, which may include long sales and short sales effected after the effective date of the registration statement;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•                  “at the market” to or through market makers or into an existing market for the shares;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  in other ways not involving market makers or established trading markets, including direct sales to purchasers, sales effected through agents or other privately negotiated transactions;

•                  settlement of short sales;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share;

•                  through transactions in options, swaps or other derivative securities (whether exchange-listed or otherwise);

•                  a combination of any the foregoing methods of sale; or

•                  any other method permitted by applicable law.

In the event that a sale or distribution is to be made pursuant to this registration statement by a pledgee or other transferee, we will provide appropriate information regarding such pledgee or transferee by a prospectus supplement or a post-effective amendment, if necessary, naming such pledgee or transferee as a selling stockholder.

Any sale or distribution of common stock by the selling stockholders must be accompanied by, or follow the delivery of, this prospectus, unless the relevant selling stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction.  The selling stockholders may sell or distribute shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices or for any other consideration.  The selling stockholders also may distribute pursuant to this prospectus all or a portion of the shares to their individual employees or members as compensation or otherwise, as described above.  The expenses, if any, of such distribution will be borne by the selling stockholders.  The selling stockholders may sell directly to broker-dealers as principals, in routine transactions through broker-dealers that will be compensated in the form of discounts, concessions, or commissions, or in block transactions in which a broker-dealer may act as a principal or an agent.  The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares.  We have not and do not intend to enter into any arrangement with any securities dealer concerning such discounts, concessions or commissions for the solicitation of offers to purchase the common stock or the sale of such stock.

Under certain circumstances any broker-dealers that participate in the distribution may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.  Any commissions received by these broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act of 1933, as amended.  In addition, we have agreed to indemnify the selling stockholders against liabilities, including certain liabilities under the Securities Act of 1933, as amended, arising out of the information provided by us and contained in the registration statement of which this prospectus forms a part.

Under the rules and regulations of the Securities Exchange Act of 1934, as amended, any person engaged in the distribution or the resale of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution.  The selling stockholders will also be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and regulations under the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of our shares of common stock by the selling stockholders.

The selling stockholders will pay all commissions, transfer taxes, and other fees associated with the sale or distribution of the shares by the selling stockholders.  The shares offered hereby are being registered pursuant to contractual obligations to which we are subject, and we have paid the expenses of the preparation of this prospectus.

We estimate that we will incur costs of approximately $111,206 in connection with this offering for legal, accounting, printing, and other costs related to the registration and sale of the shares of common stock.  The selling stockholders will not bear any portion of the foregoing expenses, but will bear any fees incurred in connection with any sale or distribution of the common stock as described herein.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. For more detailed information, please see our amended and restated certificate of incorporation and our amended and restated bylaws.

Our authorized capital consists of 45,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Dividend Rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board of Directors may from time to time determine.

Voting Rights.  Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders. Cumulative voting for the election of directors is not provided in our articles of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights.  Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Preferences.  Upon our liquidation, dissolution or winding up, our assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at the time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Preferred Stock

Our Board of Directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series.

Preferred Stock Purchase Rights

On August 10, 2004, our Board of Directors adopted a stockholder rights plan. The rights plan is similar to rights plans adopted by many other companies and was not adopted in response to any then-current hostile takeover attempt. In connection with adopting the rights plan, on August 27, 2004, we created a new Series A Junior Participating Preferred Stock having the rights and preferences set forth in the certificate of designation creating this series of preferred stock.

Under the rights plan, Series A Junior Participating Preferred Stock purchase rights were distributed as a dividend at the rate of one right for each share of our common stock held by stockholders of record as of the close of business on August 30, 2004. Additionally, one right is likewise payable with respect to each share of common stock that has or will become outstanding after August 30, 2004 until the earlier of (i) ten days following the date upon which a person becomes an Acquiring Person (as described below) or (ii) the expiration of the rights on August 10, 2014 or earlier redemption as described below.

Each right will entitle stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $60. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of our common stock or commences, or publicly announces an intention to commence, a tender or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of our common stock, and thus becomes an “Acquiring Person.”

If any person becomes an Acquiring Person, other than pursuant to a board-approved tender or exchange offer for all the outstanding shares of our company, then each right not owned by an Acquiring Person will entitle its holder to purchase, at the right’s then current exercise price, shares of Series A Junior Participating Preferred Stock (or, in certain circumstances as determined by the board, cash, property, or other securities) having a value of twice the right’s then current exercise price. In addition, if we, after any person has become an Acquiring Person, become involved in a merger or other business combination transaction with another company, in which we do not survive or in which our common stock is changed or exchanged, or we sell 50 percent or more of our assets or earning power to another person, each right will entitle each holder, other than an Acquiring Person, to purchase shares of common stock at the right’s then current exercise price of such other company.

We will be entitled to redeem the rights at $0.001 per right at any time until ten days (subject to extension) after a public announcement that any person or group of affiliated persons intends to acquire, or has acquired or obtained the right to acquire, beneficial ownership of 15 percent or more of the shares of our common stock.

The rights are intended to enable all stockholders to realize the long-term value of their investment in our company. The rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire us to negotiate directly with our Board of Directors.

Delaware Anti-Takeover Law

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws described below may have the effect of delaying, deferring, or discouraging another person from acquiring control of us.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations from engaging, under limited circumstances, in a business combination, which includes a merger or sale of more than 10 percent of the corporation’s assets, with any interested stockholder, which is a stockholder who owns 15 percent or more of the corporation’s outstanding voting stock, as well as affiliates and associates of stockholders, for three years following the date that the stockholder became an interested stockholder unless:

•                  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•                  upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced; or

•                  on or after the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. This provision of the Delaware General Corporation Law could prohibit or delay mergers or other takeover or change-in-control attempts and may discourage attempts to acquire us.

Charter

Our amended and restated certificate of incorporation provides that all stockholder actions must be effected at a duly-called annual or special meeting and not by a consent in writing. The certificate of incorporation also requires the approval of our Board of Directors to adopt, amend or repeal our amended and restated bylaws. In addition, our certificate of incorporation permits our stockholders to adopt, amend or repeal the bylaws only upon the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote.

Directors are removable for cause only by stockholders holding a majority of the then-outstanding shares of stock entitled to vote. Vacancies on the board of directors resulting from death, resignation, removal or other reason may be filled by a majority of the directors then in office, even if less than a quorum. Vacancies from newly created directorships must be filled by a majority of the directors then in office. Lastly, the provisions in our certificate of incorporation described above and other provisions pertaining to the limitation of liability and indemnification of directors may be amended or repealed only with the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us, which could have an adverse effect on the market price of our common stock.

Bylaws

The bylaws also contain many of the provisions in our certificate of incorporation described above. The bylaws do not permit stockholders to call a special meeting. In addition, the bylaws establish an advance notice procedure for matters to be brought before an annual or special meeting of our stockholders, including the election of directors. Business permitted to be conducted at any annual meeting or special meeting of stockholders will be limited to business properly brought before the meeting.

The bylaws also provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

We have also entered into separate indemnification agreements with each of our directors and executive officers.  The indemnification agreements provide that we will indemnify our officers and directors, to the fullest extent permitted by law, in relation to any event or occurrence related to the fact that such officer or director is or was a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, or is or was serving at our request as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise by reason of any action or inaction on the part of such officer or director serving in any capacity set forth in this paragraph. In addition, the indemnification agreements provide that we will make an advance payment of expenses and losses to any officer or director who has entered into an indemnification agreement, if such officer or director requests such advance payment of expenses and losses, in order to cover a claim relating to any fact or occurrence arising from or relating to events or occurrences specified in this paragraph.

Transfer Agent and Registrar

The transfer agent and registrar for common stock is Computershare Trust Co., telephone number (303) 262-0600.

Listing

Our common stock is quoted on The Nasdaq Capital Market under the symbol “SCOX”.

LEGAL MATTERS

The validity under the Delaware General Corporation Law of the common stock to be sold by the selling stockholders has been passed on for us by Dorsey & Whitney LLP, Salt Lake City, Utah.

EXPERTS

The consolidated financial statements and financial statement schedule of The SCO Group, Inc. as of October 31, 2005 and for the year then ended have been incorporated herein in reliance upon the report of Tanner LC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedule of The SCO Group, Inc. as of October 31, 2004, and for the years ended October 31, 2004 and 2003, have been incorporated herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain information we file with it, which means that we can disclose important information to you by referring to those documents.  The information incorporated by reference is an important part of this prospectus.  We are incorporating by reference in this prospectus the following documents previously filed by us:

(1)  Annual Report on Form 10-K for the year ended October 31, 2005, filed January 27, 2006; and

(2)  Quarterly Report on Form 10-Q for the quarter ended January 31, 2006, filed March 17, 2006.

We will provide at no cost to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus.  Investors should direct requests to Blake Stowell, The SCO Group, Inc., 355 South 520 West, Suite 100, Lindon, Utah 84042, telephone: (801) 765-4999.  Such information is also available on our website at http://www.sco.com.  We do not intend that our website be a part of this prospectus.

MATERIAL CHANGES

There have been no material changes since October 31, 2005 which have not been described in our Quarterly Report on Form 10-Q for the three-month period ended January 31, 2006 or this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy and information statements and other information with the SEC. The public may read and copy, at prescribed rates, any materials we file with the SEC, including the registration statement and its exhibits at the SEC’s offices at: Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For information on how to obtain such documents from the SEC and to obtain information on the operation of the Public Reference Room, investors may telephone the SEC’s Public Reference Room at 1-800-SEC-0330.

The SEC Internet site at http://www.sec.gov contains materials that we file with the SEC in electronic version through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC’s Internet site contains reports, proxy and information statements and other information regarding issuers that file electronically.

THE SCO GROUP, INC.

2,852,449

SHARES OF COMMON STOCK

PROSPECTUS

May 25, 2006